

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
7 Pinhas Sapir St., Floor 2
Ness Ziona, Israel 7414002

     Re: **BiomX Inc.**
               Form 8-K
               Exhibit No. 10.5 - Research and License Agreement, dated June 22, 2015, between BiomX Ltd. and Yeda Research and Development Company Limited, as amended
               Exhibit No. 10.6 - Exclusive Patent License Agreement dated April 25, 2017, between BiomX Ltd. and the Massachusetts Institute of Technology
               Exhibit No. 10.7 - Exclusive Patent License Agreement, dated December 15, 2017, among BiomX Ltd., Keio University and JSR Corporation, as amended
               Exhibit No. 10.8 - Exclusive Patent License Agreement, dated April 22, 2019, among BiomX Ltd., Keio University and JSR Corporation
               Exhibit no. 10.9 - Share Purchase Agreement, dated November 19, 2017, among BiomX Ltd., RondinX Ltd. and Guy Harmelin, as the Shareholders' Representative
               Filed November 1, 2019
               File No. 001-38762

Dear Mr. Solomon:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             Division of Corporation Finance